EXHIBIT 4.4

AMENDMENT

TO THE

KANSAS CITY SOUTHERN

401(k) AND PROFIT SHARING PLAN

(As Amended and Restated Effective January 1, 2009)

This Amendment is made by Kansas City Southern, a Delaware Corporation (“KCS”).

WHEREAS, KCS is the sponsor of the Kansas City Southern 401(k) and Profit Sharing Plan (the “Plan”), which Plan was most recently amended and restated by KCS effective January 1, 2009; and

WHEREAS, KCS desires to further amend the Plan, including for purposes of compliance with the Heroes Earnings Assistance and Relief Act of 2008 (“HEART”), and for purposes of compliance with the required minimum distribution provisions of the Worker, Retiree, and Employer Recovery Act of 2008 (“WRERA”), and for purposes of certain additional amendments;

NOW THEREFORE, the Plan is hereby amended as set forth below effective as hereinafter provided:

1. Effective October 1, 2010, Section 1.23 of the Plan is deleted, and the following Section 1.23 is substituted:

1.23 “Trustee” means Fidelity Management Trust Company, a Massachusetts trust company, or any other financial institution who has been designated as Trustee by an authorized party and who in writing accepts the position of Trustee.

2. Effective October 1, 2010, the first two paragraphs of Section 2.01 (“Eligibility”) of the Plan are deleted, and the following two paragraphs are substituted:

Each Employee (other than an Excluded Employee) becomes a Participant in the Plan on the Plan Entry Date (if employed on that date) coincident with or immediately following his Employment Commencement Date. Each Employee who was a Participant in the Plan on the day before the Effective Date and who continues as an Employee on the Effective Date continues as a Participant in the Plan on the Effective Date. The term “Employment Commencement Date” means the date on which the Employee first performs an Hour of Service for an Employer.

The provisions of this paragraph apply to Employees other than those identified on Exhibit A or Exhibit B. Notwithstanding the preceding paragraph of this Section 2.01, any Employee (other than an Excluded Employee) with respect to the KCS Provisions who is classified by the Employer as a seasonal employee or a temporary employee shall become a Participant in the Plan on the Plan Entry Date (if employed on that date) coincident with or immediately following the date such Employee has completed one Year of Service.

3. Effective October 1, 2010, the second sentence of Section 2.02 (“Year of Service – Participation”) of the Plan is deleted, and the following sentence is substituted:

An Employee who is classified by the Employer as either a seasonal employee or a temporary employee will complete one Year of Service for purposes of such Employee’s eligibility to participate in the Plan under Section 2.01 if the Employee completes at least 1,000 Hours of Service during an eligibility computation period.

4. The following Sections 6.08, 6.09 and 6.10 are added to Article VI (“Time and Method of Payment of Benefits”) of the Plan in compliance with HEART effective as stated below:

6.08 DEATH BENEFITS. Notwithstanding any provisions of the Plan to the contrary, if a Participant dies on or after January 1, 2007, while performing qualified military service (as defined in Code § 414(u)), the survivors of the Participant are entitled to any additional benefits (other than any contributions or other benefit accruals relating to the period of qualified military service) provided under the Plan as if the Participant had resumed and then immediately terminated employment on account of death.

6.09 DIFFERENTIAL WAGE PAYMENTS. Notwithstanding any provisions of the Plan to the contrary, for years beginning after December 31, 2008, (a) an individual receiving a differential wage payment with respect to any period during which the individual is performing service in the uniformed services while on active duty for a period of more than 30 days as defined in Code §3401(h)(2), is treated as an employee of the employer making the payment, and (b) such differential wage payment is treated as Compensation other than for purposes of contributions and benefits under the Plan.

6.10 SEVERANCE FROM EMPLOYMENT.— Notwithstanding any provisions of the Plan to the contrary, for years beginning after December 31, 2008, for purposes of Article XII of the Plan restricting a Participant’s distribution of amounts under the Plan’s 401(k) arrangement to certain events, including the Participant’s severance from employment under Code §401(k)(2)(B)(i)(l) (also referred to as a termination of employment), an individual is treated as having been severed from employment during any period the individual is performing service in the uniformed services while on active duty for a period of more than 30 days as described in Code §3401(h)(2)(A). If such an individual elects to receive a distribution by reason of severance from employment, death or disability, the individual may not make a deferral contribution during the 6-month period beginning on the date of the distribution.

5. The following Section 7.06 is added to Article VII (“Minimum Distribution Requirements”) of the Plan in compliance with WRERA effective as stated below:

7.06 DEFAULT TO CONTINUE 2009 REQUIRED MINIMUM DISTRIBUTIONS. Notwithstanding any provisions of the Plan to the contrary, a Participant or Beneficiary who would have been required to receive required minimum distributions under this Article VII for 2009 but for the enactment of Code §401(a)(9)(H)

(“2009 RMDs”), and who would have satisfied that requirement by receiving distributions that are (1) equal to the 2009 RMDs or (2) one or more payments in a series of substantially equal distributions (that include the 2009 RMDs) made at least annually and expected to last for the life (or life expectancy) of the Participant, the joint lives (or joint life expectancy) of the Participant and the Participant’s designated Beneficiary, or for a period of at least 10 years (“Extended 2009 RMDs”), will receive those distributions for 2009 unless the Participant or Beneficiary chooses not to receive such distributions. Participants and Beneficiaries described in the preceding sentence will have the opportunity to stop receiving the distributions described in the preceding sentence. A direct rollover will be offered only for distributions that would be eligible rollover distributions without regard to Code §401(a)(9)(H).

6. Effective upon the execution of this amendment, the following sentences are added to Section 10.14 (“Black-Out Period”) of the Plan:

In the event the Advisory Committee eliminates an investment vehicle available as an option under the Plan, including, but not limited to, the elimination of a single investment fund, a pooled investment fund, an asset allocation model, or a target date fund, and if as of the effective date of the elimination of such investment option the Participant does not have an affirmative investment direction in effect with respect to the portion of the Participant’s Account that was or would have been invested in such eliminated investment option, then such portion of the Participant’s Account may be invested in a default investment alternative in accordance with the default investment policy of the Advisory Committee. The Advisory Committee may establish such additional rules and procedures as it deems advisable in connection with, or in order to facilitate, a change in recordkeepers, trustees, investment vehicles or other similar change or event.

7. Effective October 1, 2010, Section 12.01 of the Plan is deleted and the following Section 12.01 is substituted:

12.01 CODE §401(k) ARRANGEMENT. The deferral contributions and related Employer matching contributions, if any, comprise a Code §401(k) arrangement. An Employee who is eligible to participate in the 401(k) arrangement may file a salary reduction agreement with the Advisory Committee. A salary reduction agreement must specify the percentage of Compensation the Employee wishes to defer, for which purpose “Compensation” shall be as defined in Section 1.08 but modified to exclude: (a) income attributable to the grant or exercise of employee stock options, including, but not limited to, compensation income recognized upon the sale of stock acquired pursuant to an employee stock purchase plan within the meaning of Code §423 sponsored by KCS; (b) income attributable to the vesting of restricted property; (c) fringe benefits; (d) non-cash compensation; (e) welfare benefits; (f) any expense allowance or reimbursement of expenses; (g) nonqualified deferred compensation; and (h) items of extraordinary compensation not otherwise specifically excluded above. Pursuant to procedures adopted by the Advisory Committee, a salary reduction agreement may apply to all Compensation other than bonus payments, or to no Compensation other than bonus payments, or both at the Participant’s election. All references in this Section to “Compensation” are references to such definition of “Compensation” as modified by this paragraph and as applicable under the Participant’s salary reduction agreement.

A salary reduction agreement submitted by an eligible Employee in accordance with the procedures established by the Advisory Committee shall be effective as soon as administratively possible after such agreement is submitted; provided, however, in no event may the salary reduction agreement be effective earlier than the Employee’s Plan Entry Date (or, in the case of a reemployed Employee, his reparticipation date under Article II). The salary reduction agreement will apply only to Compensation which is currently available to the Employee after the effective date of the salary reduction agreement. If an Employee who has a salary reduction agreement in effect and is eligible under one of the three benefit components of the Plan (the provisions applicable to KCS Participants, the provisions applicable to the Railway Union Participants and the provisions applicable to the MidSouth Rail Union Participants) ceases to be eligible under that benefit component and at the same time becomes eligible under another of the benefit components, such Employee’s salary reduction agreement will remain in effect unless and until modified or revoked by the Employee as provided in the following paragraph.

An Employee’s salary reduction percentage may not be less than one percent (1%) of Compensation, and the percentage specified shall be in increments of one percent (1%). An Employee’s deferral contributions for the Plan Year may not exceed seventy-five percent (75%) of the Employee’s Compensation for the portion of the Plan Year in which the Employee is actually a Participant. Further, each individual deferral contribution of an Employee may not exceed seventy-five percent (75%) of Compensation for the pay period for which such deferral contribution is calculated, except with respect to catch-up contributions, if any, elected by the Employee under Section 12.06. The Advisory Committee may from time to time specify a maximum deferral percentage for Highly Compensated Employees that is less than seventy-five percent (75%). An Employee may modify the Employee’s salary reduction agreement, either to reduce or to increase the amount of deferral contributions, by submitting a new salary reduction agreement in accordance with the procedures established by the Advisory Committee, effective as soon as administratively possible after such new salary reduction agreement is submitted. An Employee may revoke a salary reduction agreement at any time in accordance with procedures established by the Advisory Committee and such revocation shall be effective as soon as administratively possible after the Advisory Committee receives such revocation. An Employee who revokes his salary reduction agreement may submit a new salary reduction agreement in accordance with the procedures established by the Advisory Committee, effective as soon as administratively possible after such new salary reduction agreement is submitted.

8. Effective upon the execution of this amendment, Article XVI (“Provisions Applicable to Accounts Transferred from Former MidSouth Plan”) and Article XVII (“Provisions Applicable to Accounts Transferred from Former Gateway Plan”) of the Plan are deleted because the Plan no longer holds any such accounts.

(Signature on next page)

IN WITNESS WHEREOF, Kansas City Southern has executed this Amendment this 23rd day of August, 2010.

KANSAS CITY SOUTHERN

By:	/s/ Michael R. Haverty